Exhibit (g)(4)

FCIC Advisors LLC

1560 Wilson Boulevard, Suite 450

Arlington, VA 22209

February 10, 2017

First Capital Investment Corporation

1560 Wilson Boulevard, Suite 450

Arlington, VA 22209

Re: Capital Gains Incentive Fees

Dear Members of the Board of Directors of First Capital Investment Corporation:

Reference is hereby made to the Investment Advisory and Administrative Services Agreement (the “Agreement”), dated March 5, 2015, as amended by Amendment No. 1 to the Agreement, dated March 15, 2016, and Amendment No. 2 to the Agreement, dated February 10, 2017, by and between FCIC Advisors LLC (the “Adviser”) and First Capital Investment Corporation (the “Company”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Agreement.

The Adviser hereby agrees to permanently waive all Capital Gains Incentive Fees that would otherwise be paid by the Company to the Adviser under the Agreement until such time as the aggregate amount of Capital Gains Incentive Fees earned by the Adviser equals the total of the selling commissions, dealer manager fees and organization and offering expenses borne by stockholders in the Company’s public offering of shares of common stock pursuant to the Registration Statement on Form N-2 (SEC File No. 333-202461) and any other registration statement for a follow-on public offering. The values will be measured as of the end of each fiscal year on a cumulative basis or upon termination of the Agreement.

Sincerely yours,

FCIC ADVISORS LLC

/s/ Jeffrey M. McClure
Jeffrey M. McClure
President and Chief Executive Officer